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                                                                   EXHIBIT 23(H)


                         INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Stuart Amusement Company:


    We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.


    Our report dated December 10, 1996, contains an explanatory paragraph that states that the Company was not in compliance with certain terms of its debt agreement at September 30, 1996; that the lender may, after notice and expiration of applicable grace periods, declare the entire amount of such indebtedness due and payable immediately which would result in cross-default under the terms of the Company's preferred stock agreement; that the Company has a working capital deficit as of September 30, 1996; and that these matters raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


                                          KPMG Peat Marwick LLP


Springfield, Massachusetts
December 23, 1996